SUB-ITEM 77I:  Terms of new or amended securities

High Yield Portfolio

The High Yield Portfolio, a series of Rainier Funds, commenced operations on March 31, 2009.  The Fund offers one class of shares, the Institutional Class.  The prospectus for the Fund was filed with the Securities and Exchange Commission on March 30, 2009.